2 March 2006

06011585

HBOSplc

5 Morrison Street
Edinburgh
EH3 8BH

Direct Line 0131 243 5586
Fax No 0131 243 5516

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Your Ref: 82/5222

SEC MAIL PROCESSING SECTION RECEIVED MAR 10 2006 WASH. D.C. 185

Exemption

SUPPL

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period 1st **February 2006 to 28th February 2006.**

Updated disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act 1934.

Announcements made to the London Stock Exchange:-

01.02.06	Publication of Final Terms – Treasury Services
01.02.06	Rule 8 disclosure – SkyePharma plc
01.02.06	Rule 8 disclosure – P & O
03.02.06	Publication of Final Terms – Treasury Services
03.02.06	Director/PDMR Shareholding
03.02.06	Directorate Change – HBOS plc
07.02.06	Publication of Final Terms
07.02.06	Director/PDMR Shareholding
07.02.06	Director/PDMR Shareholding
07.02.06	Rule 8 disclosure – P & O
08.02.06	Director/PDMR Shareholding
08.02.06	Publication of Final Terms – Treasury Services
09.02.06	Hx House Price Index - Jan2006
09.02.06	Publication of Final Terms – Treasury Services
09.02.06	Publication of Final Terms – Treasury Services
09.02.06	Publication of Final Terms – Treasury Services
09.02.06	Rule 8 disclosure – P & O
10.02.06	Rule 8 disclosure – P & O
10.02.06	Rule 8 disclosure – Low & Bonar plc
13.02.06	Publication of Final Terms – Treasury Services
13.02.06	Publication of Final Terms – Treasury Services
13.02.06	Rule 8 disclosure – P & O
14.02.06	Rule 8 disclosure – Low & Bonar plc
16.02.06	Director/PDMR Shareholding
17.02.06	Publication of Final Terms – Treasury Services
22.02.06	Director/PDMR Shareholding
24.02.06	Publication of Final Terms – Treasury Services

PROCESSED
MAR 14 2006
THOMSON FINANCIAL

24.02.06	Publication of Final Terms – Treasury Services
24.02.06	Publication of Final Terms – Treasury Services
24.02.06	Rule 8 disclosure – Pendragon plc
28.02.06	Publication of Final Terms – Treasury Services

Documents lodged at Companies House:

Forms 88(2)

1 Form 88(2)'s – Return of Allotment of	60,884 Shares registered on 31.01.06
1 Form 88(2)'s – Return of Allotment of	99,506 Shares registered on 01.02.06
1 Form 88(2)'s – Return of Allotment of	47,415 Shares registered on 02.02.06
1 Form 88(2)'s – Return of Allotment of	98,576 Shares registered on 03.02.06
1 Form 88(2)'s – Return of Allotment of	91,735 Shares registered on 06.02.06
1 Form 88(2)'s – Return of Allotment of	27,524 Shares registered on 07.02.06
1 Form 88(2)'s – Return of Allotment of	33,623 Shares registered on 08.02.06
1 Form 88(2)'s – Return of Allotment of	21,819 Shares registered on 09.02.06
1 Form 88(2)'s – Return of Allotment of	21,837 Shares registered on 10.02.06
1 Form 88(2)'s – Return of Allotment of	41,044 Shares registered on 13.02.06
1 Form 88(2)'s – Return of Allotment of	83,243 Shares registered on 14.02.06
1 Form 88(2)'s – Return of Allotment of	61,406 Shares registered on 15.02.06
1 Form 88(2)'s – Return of Allotment of	78,352 Shares registered on 16.02.06
1 Form 88(2)'s – Return of Allotment of	46,514 Shares registered on 17.02.06
1 Form 88(2)'s – Return of Allotment of	51,501 Shares registered on 20.02.06
1 Form 88(2)'s – Return of Allotment of	95,322 Shares registered on 21.02.06
1 Form 88(2)'s – Return of Allotment of	66,527 Shares registered on 22.02.06
1 Form 88(2)'s – Return of Allotment of	77,495 Shares registered on 23.02.06
1 Form 88(2)'s – Return of Allotment of	106,432 Shares registered on 24.02.06

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

S Paton

pp Kenny Melville
Assistant Company Secretary

Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	11:09 28-Feb-06
Number	0406Z

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

GBP 200,000,000 4.625 per cent. Notes due 28 February 2011 ISIN No. XS0245507453

http://www.rns-pdf.londonstockexchange.com/rns/0406z_-2006-2-28.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in

the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Pendragon plc
Released	13:23 24-Feb-06
Number	9177Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Pendragon plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	23 February 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,326,850	(1.011%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,326,850	(1.011%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,000,000	£5.923

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	24 February 2006
Contact name	Kenny Melville

Telephone number 0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	15:37 24-Feb-06
Number	9268Y

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 20,000,000 Callable Daily Range Accrual Notes due 28 February 2009, ISIN No. XS0245836944

http://www.rns-pdf.londonstockexchange.com/rns/9268y_-2006-2-24.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and

Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	10:43 24-Feb-06
Number	8965Y

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser

EUR 25,000,000 CMS Linked Target Redemption Notes due 24 February 2016, ISIN No. XS0241445187

http://www.rns-pdf.londonstockexchange.com/rns/8965y_-2006-2-24.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and

Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	09:40 24-Feb-06
Number	8419Y

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 25,000,000 Fixed/Floating CMS Spread Linked Notes due 23 February 2016, ISIN No. XS0244627229

http://www.rns-pdf.londonstockexchange.com/rns/8419y_-2006-2-24.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and

Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:35 22-Feb-06
Number	8053Y

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme
HBOS Sharesave Plan
Bank of Scotland Save As You Earn
(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	20,027	22/02/2006
Halifax Sharesave Scheme	19,752	22/02/2006
HBOS Sharesave Plan	45,712	22/02/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,509,448 shares still held by the QUEST.

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Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	10:16 17-Feb-06
Number	5706Y

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

A Series of Instruments comprising USD 500,000,000 5.00 per cent. Fixed Rate Notes due 17 August 2009 (the "Tranche A Instruments") and USD 250,000,000 5.00 per cent Fixed Rate Notes due 17 August 2009 (the "Tranche B Instruments"), ISIN No. XS0244312822

http://www.rns-pdf.londonstockexchange.com/rns/5706y_-2006-2-17.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any

person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:44 16-Feb-06
Number	5530Y

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme
HBOS Sharesave Plan
Bank of Scotland Save As You Earn
(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	35,485	16/02/2006
Halifax Sharesave Scheme	22,926	16/02/2006
HBOS Sharesave Plan	26,658	16/02/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,594,939 shares still held by the QUEST.

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Low & Bonar
Released	13:29 14-Feb-06
Number	3933Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Low & Bonar plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	13 February 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	3,323,136	(3.309%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,323,136	(3.309%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	50,000	£1.195

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**
(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14 February 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	11:51 13-Feb-06
Number	3160Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	10 February 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	6,792,144	(0.899%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	6,792,144	(0.899%)	Nil	

(Holding prior to below transactions was 2.074%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,772,678	£5.162
Sale	5,138,495	£5.168
Purchase	42,064	£5.170

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) **Options transactions in respect of existing securities**
(i) **Writing, selling, purchasing or varying**

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. **OTHER INFORMATION**

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 February 2006
Contact name	Kenny Melville
Telephone number	

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	12:18 13-Feb-06
Number	3179Y

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 20,000,000 Callable Zero Coupon Notes due 13 February 2036, ISIN No. XS0243135224

http://www.rns-pdf.londonstockexchange.com/rns/3179y_-2006-2-13.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and

Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	12:24 13-Feb-06
Number	3192Y

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 10,000,000 Callable Zero Coupon Notes due 13 February 2036, ISIN No. XS0243134920

http://www.rns-pdf.londonstockexchange.com/rns/3192y_-2006-2-13.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and

Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	13:44 10-Feb-06
Number	2613Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	9 February 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	15,661,253 (2.074%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	15,661,253 (2.074%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long Number	(%)	Short Number (%)
(1) Relevant securities	1,800	(0.003%)	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	1,800	(0.003%)	

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	93,700	£5.390

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	10 February 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which	

connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- Low & Bonar
Released	13:45 10-Feb-06
Number	2614Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	Low & Bonar plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 25p
Date of dealing	9 February 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	3,273,136	(3.259%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	3,273,136	(3.259%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	100,000	£1.200

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	10 February 2006
Contact name	Kenny Melville

Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	13:17 09-Feb-06
Number	1866Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	8 February 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	15,754,953	(2.088%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	15,754,953	(2.088%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,300	£5.385
Sale	1,100,000	£5.398

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	9 February 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	16:02 09-Feb-06
Number	1702Y

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 100,000,000 Floating Rate Notes due 1 February 2010, ISIN No. XS0242084944

http://www.rns-pdf.londonstockexchange.com/rns/1702y_-2006-2-9.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in

the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	16:03 09-Feb-06
Number	1714Y

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 42,000,000 Fixed/CMS Linked Notes due 1 February 2021, ISIN No. XS0241421675

http://www.rns-pdf.londonstockexchange.com/rns/1714y_-2006-2-9.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in

the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Regulatory Announcement

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	16:02 09-Feb-06
Number	1707Y

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

GBP 150,000,000 Accreting Floating Rate Notes due February 2011, ISIN No. XS0243528626

http://www.rns-pdf.londonstockexchange.com/rns/1707y_-2006-2-9.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and

Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index -Jan2006
Released	08:00 09-Feb-06
Number	1469Y

Halifax House Price Index

National Index **January 2006**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) 552.9 Monthly Change -0.4% Annual Change 5

Standardised Average Price (seasonally adjusted) £170,833

Key Points

- House prices fell by 0.4% in January, the first monthly decline since May 2005. Over prices have increased by 1.6% over the past three months.
- A mixed pattern of monthly price rises and falls is a typical feature of a slow housing market. Last year, for example, there were three monthly falls.
- On an annual basis, at 5.1% house price inflation is unchanged from last month and significantly below the 13.7% annual growth rate recorded in January 2005. The marl expected to be flat in 2006 with modest nominal house price growth and no change i terms. UK house prices are forecast to rise by 3% in 2006, broadly in line with the predicted rise in retail price inflation.
- The continuing high level of house prices in relation to earnings, however, should cur housing demand in 2006. Both council tax and utility bills are expected to rise by well above inflation in 2006, putting pressure on household finances. The recent media re about significant increases in fuel bills – in the 20-25% - highlight this issue.
- The number of first-time buyers (FTBs) picked up slightly in the second half of 2005. Overall, however, the number of FTBs, at an estimated 320,000 in 2005, was the low since 1980. The number of FTBs last year was 10% lower than in 2004 (358,000) an

40% lower than in 2002 (532,000).

- Halifax research shows that property in 85% of towns surveyed (439 out of 514) is unaffordable for the typical FTB. It now takes the typical FTB five years to save a dep The average deposit is currently £23,967 (equivalent to 76% of the average earnings £31,485) compared with five years ago when the typical deposit was £9,894 (equival to 42% of average earnings). The average age of a First Time Buyer has risen in rec years and now stands at 33. The proportion of those aged 25 and under buying their home remains low, at just 15% of FTB home purchases.

- The number of loans approved for house purchase increased again in December, according to the latest Bank of England figures. The number of loans, at 122,000, on seasonally adjusted basis, was 51% higher than in December 2004 and was at its hig level since May 2004. The number of new buyer enquiries increased for the seventh successive month in December, marking the longest unbroken run since 1999, accor to the latest RICS survey.

Commenting, Martin Ellis, Chief Economist, said:

"House prices fell slightly in January for the first time since last May with a 0.4% decline. Despite this fall, prices have increased by 1.6% over the past three months as the market has strengthened. A mixed pattern of monthly price rises and falls is a typical feature of a slow housing market.

The housing market remains well underpinned by a combination of ongoing economic expansion, high employment and historically low interest rates. The continuing high level of house prices in relation to earnings, however, should curb housing demand. Additionally, both council tax and utility bills are expected to rise by well above inflation in 2006."

Number of first time buyers in UK at twenty-five year low

There were an estimated 320,000 first-time buyers (FTBs) in 2005, the lowest annual total since 1980. The number of FTBs last year was estimated to be 10% lower than in 2004 (358,000) and 40% lower than in 2002 (532,000). However, first time buyer numbers did start to pick-up slightly in the second half of 2005. We expect this trend to continue during 2006 as house prices rise at a slower pace than earnings, therefore making it a little easier for FTBs to enter the market.

Eighty five percent of towns unaffordable for first time buyers

Halifax research found that a typical FTB was unable to afford the average house in 85% of towns in the UK in 2005 (439 out of 514), compared to 78% of towns (402 out of 514) in

2002. 97% of areas were unaffordable in London and also the South West in 2005. The most affordable towns were in Yorkshire and the Humber (24%) and the North of England (23%).

Halifax research also found that the typical FTB was unable to afford a semi-detached property in 87% of the towns surveyed in 2005 (424 out of 486), compared to 41% of towns (199 out of 486) in 2002. Terraced properties were unaffordable for FTBs in 50% of towns in 2005 on this basis compared to 28% of towns in 2002.

The average FTB deposit now stands at £23,967

First Time Buyers take, on average, five years to save enough money to get onto the property ladder. This assumes that FTBs save 15% of average earnings per year. Five years ago, the typical FTB took three years to save enough money to get the then average deposit of £9,894. Ten years ago it took the typical FTB two years to save their £5,479 average deposit.

FTBs put down an average deposit of £23,967 in 2005, equivalent to 17% of the value of the property. FTBs in Greater London put down the largest deposit £43,988 (20% of the value of the property) whilst FTBs in Northern Ireland put down the smallest deposit of £12,946 (13%). The average deposit is proportionately much higher than ten years ago, when the average FTB put down £5,479 or 12% of the purchase price.

The average FTB is 33 years old

The average age of a FTB has risen in recent years and now stands at 33. The proportion of those aged 25 and under buying their first home remains low, at just 15% of FTB home purchases. In 1995, 24% of FTBs were younger than 25.

Housing market activity continues to improve

The number of loans approved for house purchase increased again in December, according to the latest Bank of England figures. The number of loans, at 122,000, on a seasonally adjusted basis, was 51% higher than in December 2004 and was at its highest level since May 2004.

The recovery in completed sales gathered pace in the final quarter of 2005, with activity levels at the highest since September 2004, according to the latest monthly RICS survey. In addition, the number of new buyer enquiries increased for the seventh successive month in December, marking the longest unbroken run since 1999.

Sound fundamentals support housing demand

UK economic growth picked up from a quarterly rate of 0.4% in 2005 Quarter 3 to 0.6% in quarter 4, the highest rate for a year. Nonetheless, GDP increased by only 1.8% during 2005 overall, marking the weakest annual increase since 1992.

Ongoing, albeit relatively slow, economic growth, high employment and low interest rates will all continue to support housing demand over the coming months.

But affordability difficulties and significant council and utility bill increases will constrain demand

The continuing high level of house prices in relation to earnings, however, should curb housing demand and prevent a renewed bout of high house price increases in 2006. In addition, both council tax and utility bills are expected to rise by well above inflation in 2006, putting downward pressure on householders' finances.

NOTE: The 5.1% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

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Regulatory Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:42 08-Feb-06
Number	1365Y

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme
HBOS Sharesave Plan
Bank of Scotland Save As You Earn
(the "Plans")

The Company has today received notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	19,121	08/02/2006
Halifax Sharesave Scheme	42,646	08/02/2006
HBOS Sharesave Plan	42,257	08/02/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,680,008 shares still held by the QUEST.

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	09:46 08-Feb-06
Number	0875Y

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 20,000,000 Callable Zero Coupon Notes due 8 February 2036, ISIN No. XS0242963428

http://www.rns-pdf.londonstockexchange.com/rns/0875y_-2006-2-8.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any

person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	16:48 08-Feb-06
Number	1372Y

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

HBOS plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or
(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(i)..................................

3. Name of *person discharging managerial responsibilities/director*

Ian Kerr

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

Person referred to in 3. above

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 25p each, fully paid

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HSDL Nominees Limited

8 State the nature of the transaction

Maturity of Sharesave Options originally granted in August 2000

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

4,115

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

de minimis

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£4.10

14. Date and place of transaction

8 February 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

135,230

16. Date issuer informed of transaction

8 February 2006

17. Name of contact and telephone number for queries

0131 243 8671

Name and signature of duly authorised officer of *issuer* responsible for making notification

Kenny Melville, Assistant Company Secretary

Date of notification

8 February 2006

END

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	14:41 07-Feb-06
Number	0482Y

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

USD 20,000,000 Callable Zero Coupon Notes due 8 February 2036, ISIN No. XS0242963428

http://www.rns-pdf.londonstockexchange.com/rns/0482y_-2006-2-7.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be

addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:30 07-Feb-06
Number	0539Y

The following replaces the Director/PDMR Shareholding announcement released on 01/02/2006 at 12.19 Number 7611X.

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

On 6 February 2006, the Company received notification that 13,911 ordinary shares of 25p each had been released by the Trustee. Of these, 5,704 ordinary shares were sold for Tax and NI purposes.

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 7,262,235 shares held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:27 07-Feb-06
Number	0540Y

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

On 6 February 2006, the Company received notification that 334 ordinary shares of 25p each had been released by the Trustee in respect of the HBOS plc Share Incentive Plan.

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 7,261,901 shares held by the Trustee.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	14:30 07-Feb-06
Number	0545Y

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	6 February 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities	16,856,253	(2.235%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	16,856,253	(2.235%)	Nil	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long Number	Long (%)	Short Number	Short (%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	4,814	£5.373

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	7 February 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671
If a connected EFM, name of offeree/offeror with which	

connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Directorate Change
Released	11:00 03-Feb-06
Number	8837X

3rd February 2006

JO DAWSON JOINS HBOS BOARD

HBOS announces that Jo Dawson, currently Group Risk Director, will become Chief Executive, Insurance and Investment, from 1 March and join the HBOS Board on 1 May 2006. HBOS is the UK's largest long term savings provider, accounting for £1 in every £8 invested in new investment products in the UK.

Jo, 43, joined the Halifax in June 2000 as General Manager, Retail Sales, with responsibility for sales management across the branch network. Jo then led the development of the Group's bancassurance business and played a major part in establishing it as the UK's largest provider with a 40% market share. Jo was subsequently appointed Group Risk Director in early 2005 and joined the Executive Committee.

The Group also confirms that Benny Higgins will join the HBOS Board from Royal Bank of Scotland on 1 May and lead the Retail business. Benny will have responsibility for all the Group's UK Retail operations, including the UK's largest mortgage and savings brands, the intermediary business, the branch and agency network, call centres and estate agency.

James Crosby, Chief Executive, commented:

"Jo has made a significant contribution to the growth of our long term savings business, especially our bancassurance operation, where we are now the leading player. Her promotion to the Board is richly deserved."

Jo Dawson commented:

"I am looking forward to leading the business through the next phase of its growth."

Ends

Notes

1. **Jo Dawson** was born in 1962 and was educated at Cambridge University where she took a degree in Modern Languages. After Cambridge, Jo joined Nat West Bank where she held a number of senior managerial positions. Jo has an MBA from Warwick Business School.

In 1997, Jo joined Green Flag where she was Business Development Director. She joined Halifax plc in June 2000 as General Manager Retail Sales. Jo then became Head of Advisory Sales with responsibility for growing the bancassurance, wealth management, international operations and business banking businesses. Jo was subsequently appointed

Group Risk Director in early 2005 and joined the Executive Committee.

2. **Benny Higgins** was born in Paisley in 1960. He graduated with a first class degree in mathematics from the University of Glasgow and subsequently qualified as an actuary. Benny was at Standard Life for 14 years where he held a range of senior positions, including being a member of the Group Executive. He then joined Royal Bank of Scotland and since 1997 he has been Chief Executive, Retail Banking. He led the successful integration of Nat West Retail Banking within RBS.

3. Insurance and Investment incorporates a number of market leading brands, including Halifax Financial Services, Clerical Medical, Bank of Scotland Investment Service, HBOS General Insurance, esure and St Andrews. HBOS is the UK's largest long term savings provider with £1 in every £8 invested in new products being with the group. HBOS General Insurance is one of the UK's largest household insurance providers and sells a new buildings or contents policy every minute.

4. **Retail** includes many market leading brands like Halifax, Bank of Scotland, Birmingham Midshires, Intelligent Finance and Halifax Estate Agency. With over 2.5 million mortgage accounts and mortgage assets of around £220 billion, HBOS is the UK's largest mortgage provider. HBOS has also got over 15 million savings customers and savings balances of over £110 billion, making it not only the UK's largest savings provider, but also giving it a relationship with two out of every five households in the UK. HBOS does business with over 25,000 intermediaries.

Contacts:

Press Office

Shane O'Riordain
General Manager, Group Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@hbosplc.com

Mark Hemingway
Head of Media Relations
07831 390751 (mobile)
markhemingway@hbosplc.com

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	14:03 03-Feb-06
Number	9139X

HBOS PLC (the 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme
HBOS Sharesave Plan
Bank of Scotland Save As You Earn
(the "Plans")

On 2 February 2006, the Company received notification that on 1 February 2006, HBOS QUEST Limited purchased Ordinary 25p Shares in the Company as follows:

No. of Ordinary Shares	Price per Share
1,647,121	1005.36p

It is intended that these shares will be held and released (as appropriate) from the HBOS Qualifying Employee Trust (the QUEST) to certain participants of the Plans.

The Company received further notification that Ordinary 25p Shares in the Company have been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Plans as follows:-

Plan	No. of Shares	Date
Bank of Scotland SAYE	25,656	02/02/2006
Halifax Sharesave Scheme	8,064	02/02/2006
HBOS Sharesave Plan	76,360	02/02/2006

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 2,784,032 shares still held by the QUEST.

END

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	16:38 03-Feb-06
Number	9268X

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

GBP 50,000,000 Floating Rate Notes due 3 February 2010, ISIN No. XS0242441136

http://www.rns-pdf.londonstockexchange.com/rns/9268x_-2006-2-3.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in

the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- P&O
Released	14:23 01-Feb-06
Number	7694X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	The Peninsular & Oriental Steam Navigation Company plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Deferred Stock of £1 each
Date of dealing	31 January 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	16,851,438(2.234%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	16,851,438(2.234%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: 5.5% RED NON-CUM PFD £1	Long Number	(%)	Short Number	(%)
(1) Relevant securities	1,800	(0.003%)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	1,800	(0.003%)		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,140	£5.458
Purchase	4,393	£5.460

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

N/A

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	1 February 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8.3- SkyePharma plc
Released	14:20 01-Feb-06
Number	7690X

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	HBOS plc and its subsidiaries
Company dealt in	SkyePharma plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord 10p
Date of dealing	31 January 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	61,778,951(8.196%)	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	61,778,951(8.196%)	Nil

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	Nil	Nil

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	14,248	£0.438

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....
N/A
....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	1 February 2006
Contact name	Kenny Melville
Telephone number	0131 243 8671

If a connected EFM, name of offeree/offeror with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk
END

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Company	HBOS Treasury Services PLC
TIDM	64HJ
Headline	Publication of Final Terms
Released	12:06 01-Feb-06
Number	7531X

Publication of Final Terms by HBOS Treasury Services plc

The Prospectus in relation to the HBOS plc Programme for the Issuance of Debt Instruments dated 15th August 2005 ("the Programme"), was published on 19 August 2005 (Regulatory Announcement number 3076Q).

The Prospectus constitutes the base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC ("Prospectus Directive")).

HBOS Treasury Services plc, as an Issuer on the Programme, guaranteed by HBOS plc and The Governor and Company of the Bank of Scotland, has issued certain Instruments under the Programme.

The following documents constitute the Final Terms of the Instruments described therein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Prospectus. Full information on the Issuer and the offer of the Instruments is only available on the basis of the combination of the Final Terms and the Prospectus.

To view the Final Terms in full, please paste the following URL into the address bar of your browser.

EUR 26,500,000 CMS Linked Notes due 1 February 2026, ISIN No. XS0241192896

http://www.rns-pdf.londonstockexchange.com/rns/7531x_-2006-2-1.pdf

For further information, please contact

HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ
Tel: +44 (020) 7574 8000
Fax: +44(020) 7574 8133
Attention: Legal Department

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and Final Terms is not addressed. The Prospectus and Final Terms are not intended for use in

the United States and are not addressed to or targeted at U.S persons and should not be relied upon by any U.S. persons. Prior to relying on the information contained in the Prospectus and Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director/PDMR Shareholding
Released	12:19 01-Feb-06
Number	7611X

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to Disclosure Rule 3.1.4 R (1) (b)

HBOS Plc Employee Trust Limited ('the Trustee')

On 31 January 2006, the Company received notification that the following ordinary shares of 25p each had been released by the Trustee in respect of the HBOS plc Share Incentive Plan.

Date of Release	Number of Shares
23 January 2006	12
31 January 2006	5,704

The Executive Directors in the Company are beneficiaries, along with other employees and, as such, each Executive Director is deemed to be interested in 7,270,430 shares held by the Trustee.

END

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Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31	01	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	21,292	24,241	4,056
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31	01	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	11,295		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road	Ordinary	60,595
Halifax, West Yorkshire		
UK Postcode HX1 2RG		
Name(s) Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	289
UK Postcode BS99 7NH		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 31/1/6

** A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	66,318	27,244	2,643
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	02	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,301		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 97,840
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 1,666
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 1/2/6

** A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	02	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	25,436	15,409	2,873
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	0 2	0 2	2 0 0 6			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,013	736	948
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	712.5p	459.47p	597.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 46,467
Name(s): See schedule attached Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 948
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3/2/6

** A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver /~~ receiver manager / ~~voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

HBOS Plc - Certificated
2nd February 2006

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	NO. OF SHARES
Mr	Claus	Buscheiberger	Alt Erlanbach 17f	G60437	Frankfurt Am Main	Germany	316
Mr	Sebastiaan	Stoetzer	Statenlaan 41	3051 Hk	Rotterdam	The Netherlands	316
Mr	Peter	Bakker	van Straelanlaan 6	3762 CT Soest	The Netherlands		316
							948

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	29,114	63,929	3,370
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	03	02	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,163		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited		
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	97,572
UK Postcode HX1 2RG		
Name(s): Miss Naina Nathalal Karia		
Address: 85 Mortlake Road, Ilford, Essex	Ordinary	1,004
UK Postcode IG1 2SY		
Name(s):		
Address:		
UK Postcode		
Name(s):		
Address:		
UK Postcode		
Name(s):		
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3/2/6

** A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	0 6	0 2	2 0 0 6			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	28,363	50,681	5,735
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	06	02	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	6,956		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited	Class of shares allotted	Number allotted
Address: Trinity Road, Halifax, West Yorkshire	Ordinary	87,534
UK Postcode HX1 2RG		
Name(s): Computershare Company Nominees Limited	Class of shares allotted	Number allotted
Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol	Ordinary	4,201
UK Postcode BS99 7NH		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6 FEB. 2006

** A ~~director~~ ASSISTANT / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	8,737	13,157	1,902
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House — for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	02	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,728		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)			Shares and share class allotted	
Name(s)	Address	UK Postcode	Class of shares allotted	Number allotted
HSDL Nominees Limited	Trinity Road Halifax, West Yorkshire	HX1 2RG	Ordinary	24,962
Computershare Company Nominees Limited	PO Box 82, The Pavilions, Bridgwater Road, Bristol	BS99 7NH	Ordinary	963
Mr Petrus Kuppens	5 Blamire Road, Kalamunda, WA, 6076 Australia		Ordinary	841
Mrs Lorraine Mary Morris	52 Green Pastures, Stockport, Cheshire	SK4 3RA	Ordinary	758

Please enter the number of continuation sheets (if any) attached to this form

Signed KSeeleMcClay Date 7 Feb 2006

** A ~~director~~ Assistant / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
	Day Month Year	Day Month Year
	08 02 2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	16,881	10,456	941
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	08	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,826	440	422
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	712.5p	574.0p	544.3p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	08	02	2006
To			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	2,650	7	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	597.5p	691.2p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

09/2005

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSDL Nominees Limited	Class of shares allotted	Number allotted
Address Trinity Road, Halifax, West Yorkshire	Ordinary	32,175
UK Postcode HX1 2RG		
Name(s) See schedule attached	Class of shares allotted	Number allotted
Address	Ordinary	1,448
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8 Feb 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Title	Forename	Surname	Address 1	Address 2	Address 3	Address 4	Address 5	No. of Shares
Ms	Lynsey	Carroll	3 Birchview Court	Kilnamanagh	Dublin 24	Ireland		162
Ms	Laura	O'Brien	c/o The Cottage	Carricknaughton	Clonown; Athlone	Co Roscommon	Ireland	488
Ms	Marian	Charlton	Gortadooey	Loughgeorge	Calregalaway	County Galway	Ireland	610
Mrs	Wendy	Maule	Tuscan Springs	la Rue des Pres	St Saviour	Jersey	JE2 7QL	188
								1,448

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09 02 2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	9,875	5,912	2,339
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	2,348	1,345	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	827.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	20,723
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	341
Name(s): Leslie William Brown Address: 171 Baberton Mains Drive, Edinburgh, Midlothian UK Postcode EH14 3EF	Ordinary	755
Name(s) Address UK Postcode		
Name(s) Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed K Lee Lett Clay Date 9 FEB 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	6,213	7,982	3,896
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	10	02	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	3,746		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	712.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	21,574
Name(s): Mrs Jacqueline Elizabeth Poyner Address: 341 Eachelhurst Road, Walmley, Sutton Coldfield UK Postcode B76 1DW	Ordinary	263
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13/2/6

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	17,201	17,531	2,437
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	2,458	1,417	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	827.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	38,015
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	2,223
Name(s): Mr Nigel Robert Bullough Address: 6 Edwinstowe Road, Andsell, Lytham St Annes UK Postcode FY8 4BG	Ordinary	806
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 13/2/6

** A ~~director~~ / Deputy secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	14	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	35,738	36,626	3,792
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	4,066	3,021	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	827.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	**Shares and share class allotted**	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 79,755
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 2,302
Name(s): Gerrard Patrick Quinn Address: Charltons Solicitors, 84 High Street, Biddulph, Stoke on Trent UK Postcode ST8 6AJ	Class of shares allotted: Ordinary	Number allotted: 844
Name(s): Mrs Anne Francis Address: 7 Anglesey Drive, Poynton, Stockport, Cheshire UK Postcode SK12 1BT	Class of shares allotted: Ordinary	Number allotted: 342
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/2/6

** A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	15	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	26,745	3,204	21,795
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	668.0p	751.2p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	4,636	5,026	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	654.0p	712.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	61,206
Name(s): Mr Tim Hicks Address: 4a Rue De L'Ouest, L2273, Luxembourg UK Postcode	Ordinary	200
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/2/6

** A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	16	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	14,722	46,974	4,821
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	16	
Month	02	
Year	2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,120	227	5,875
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	712.5p	544.3p	597.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House — for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	02	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	613		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	570.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	71,494
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	2,453
Name(s): See schedule attached Address: UK Postcode	Ordinary	4,405
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16 FEBRUARY 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

'itle	Forename	Surname	Address 1	Address 2	Address 3	Address 4	Address 5	Shares Exercised
Ir	Ken	Harlow	28 Ilford Road	Frenchs Forest	NSW 2086	Australia		450
Ir	Bruce	Dickson	29 Wheatley Road	Bentleigh	VIC 3204	Australia		675
Ir	Brett	Stubbs	28 Marcella Street	North Epping	NSW 2121	Australia		225
Ir	Brodie	Linnert	BOS International (Australia) Limited	Level 11, 50 Carrington St	Sydney	NSW 2000	Australia	1,576
Ir	Peter	Tindall	11 Woodlands Avenue	Pymble	NSW 2073	Australia		862
Ir	Surinder Kumar	Rana	83 Grestone Avenue	Handsworth Wood	Birmingham	B20 1AU		617
								4,405

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	14,053	26,774	939
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	17	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,425	3,323	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	827.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Class of shares allotted Ordinary Ordinary	Number allotted 45,452
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Class of shares allotted Ordinary	Number allotted 393
Name(s): Mrs Lorraine Mary Morris Address: 52 Green Pastures, Stockport, Cheshire UK Postcode SK4 3RA	Class of shares allotted Ordinary	Number allotted 669
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20 FEB 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

51,501

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	20	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	11,939	717	24,597
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	668.0p	751.2p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,704	5,974	2,570
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.0p	712.5p	779.9p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode: HX1 2RG	Class of shares allotted: Ordinary	Number allotted: 45,660
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Class of shares allotted: Ordinary	Number allotted: 3,972
Name(s): Mrs V C Waddington Address: Rosedale, 15C Shibden Head Lane, Ambler Thorn, Bradford UK Postcode: BD13 2NH	Class of shares allotted: Ordinary	Number allotted: 1,014
Name(s): Miss Carol Anne Tasker Address: 43 Dreghorn Loan, Colinton, Edinburgh UK Postcode: EH13 0DA	Class of shares allotted: Ordinary	Number allotted: 426
Name(s): Mrs Jane Caroline Butler Address: 5 Newton Drive, Sawbridgeworth, Hertfordshire UK Postcode: CM21 9HE	Class of shares allotted: Ordinary	Number allotted: 429

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed K Jeeves Pillay Date 20 FEB 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number   DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: SC218813

Company name in full: HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	26,548	33,294	7,150
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21 02 2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	955	12,166	12,491
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	779.9p	712.5p	655.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	02	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,718		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	827.5p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode: HX1 2RG	Ordinary	90,782
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode: BS99 7NH	Ordinary	1,467
Name(s): See schedule attached Address: UK Postcode:	Ordinary	3,073
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 21/2/6

** A ~~director~~ DEPUTY / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mrs	Linda	Ronning	1 Rose Cottages	Tickenham Road East Clevedon	North Somerset	BS21 6QX	228
Ms	Rosemary	Goring	16 Thornbury Close	Crowthorne	Berkshire	RG45 6PE	320
Mrs	Doreen	Hill	6 Kingsway	Oldbury	West Midlands	B68 0QB	96
Ms	Angela Claire	Darke	Yew Tree House	10 Sturton Road	Stow Lincolnshire	LN1 2DA	791
Mr	Phillip	Adams	72 Redwood Avenue	Stone	Staffordshire	ST15 0DB	838
Miss	Diane Elizabeth	Crawford	18 Newlands View	Northowram	Halifax	HX3 7HT	400
Miss	Joanne	Townsend	Enfin	Burleigh	Stroud	GL5 2PP	400
							3073

66,

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From			To		
	Day	Month	Year	Day	Month	Year
	22	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	18,679	1,161	30,458
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.0p	779.9p	751.2p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	22	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,120	4,018	6,947
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	654.0p	712.5p	827.5p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	22 / 02 / 2006	

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	1,144		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	562.0p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode HX1 2RG	Ordinary	61,369
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode BS99 7NH	Ordinary	2,570
Name(s): See schedule attached Address: UK Postcode	Ordinary	2,588
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/2/6

** ~~A director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Miss	Jennifer	Plank	5 Mill Close	Liverpool	Merseyside	L23 2UD	400
Mrs	Aruinder Kaur	Mankoo	45 Highland Drive	Fleet	Hampshire	GU51 2TH	50
Mr	Neel	Syal	336 Grange Road	Upper Norwood	London	SE19 3DQ	426
Ms	Colette	Shellien	The Newlands	248 Eaton Road	West Derby Liverpool	L12 2AN	568
Mrs	Isobel Alice	Clark	1272 Genolier	Canton Vaud	Switzerland		1144
							2588

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	12,100	46,426	6,849
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	2 3	0 2	2 0 0 6			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	8,194	3,926	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	827.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode H X 1 2 R G	Ordinary	76,259
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode B S 9 9 7 N H	Ordinary	424
Name(s): See schedule attached Address: UK Postcode	Ordinary	812
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23/2/06

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ (Deputy)

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

Title	Forenames	Surname	Add1	Add2	Add3	Add4	No. of Shares
Mr	Matthew	Wall	20 Armley Grange Drive	Leeds		LS12 3QH	684
Mrs	Patricia Ann	Flatley	8 Burwen Drive	Liverpool	Merseyside	L9 8DF	128
							812

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	24	02	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	59,887	38,717	2,398
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	680.0p	751.2p	654.0p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	SC218813
Company name in full	HBOS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24 / 02 / 2006	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	4,524	906	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	712.5p	827.5p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): HSDL Nominees Limited Address: Trinity Road Halifax, West Yorkshire UK Postcode H X 1 2 R G	Ordinary	103,669
Name(s): Computershare Company Nominees Limited Address: PO Box 82, The Pavilions, Bridgwater Road, Bristol UK Postcode B S 9 9 7 N H	Ordinary	2,629
Name(s): Ms Janette Hatton Address: 27 Statham Close, Lymm, Cheshire UK Postcode W A 1 3 9 N N	Ordinary	134
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed K Jeeves Clay Date 24 FEB 2006

** A ~~director~~ / ASSISTANT secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Nicola Moodie, Company Secretary's Department, HBOS plc
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange